INTERNET PATENTS CORPORATIOn
101 Parkshore Drive, Suite 100

Folsom, California 95630

February 11, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Internet Patents Corporation Registration Statement on Form S-4 File No. 333-201323

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Internet Patents Corporation (the “Company”) hereby requests that its Registration Statement on Form S-4 (File No. 333-201323) be declared effective at noon, Washington, D.C. time, on February 12, 2015, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

●

should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

 the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of page intentionally left blank]

Very truly yours,

INTERNET PATENTS CORPORATION

By:	/s/ L. Eric Loewe
Name:	L. Eric Loewe
Title:	General Counsel and Secretary